SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

☒ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-4802

BD Savings Plan for Puerto Rico Employees
(FULL TITLE OF THE PLAN)

BECTON, DICKINSON AND COMPANY
(NAME OF ISSUER OF SECURITIES HELD PURSUANT TO THE PLAN)

1 Becton Drive
Franklin Lakes, New Jersey	07417-1880
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICER)	(ZIP CODE)

(201) 847-6800
(TELEPHONE NUMBER)

Table of Contents
1.    FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE.
The following financial data for the Plan are submitted herewith:
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2025
Notes to Financial Statements
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
2.1    EXHIBITS.
See Exhibit Index for a list of Exhibits filed or incorporated by reference as part of this report.

ANNUAL REPORT ON FORM 11-K
FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
BD Savings Plan for Puerto Rico Employees
December 31, 2025 and 2024
With Report of Independent Registered Public
Accounting Firm

Annual Report on Form 11-K
BD Savings Plan for Puerto Rico Employees
Financial Statements and Supplemental Schedule
As of December 31, 2025 and 2024 and for the year ended December 31, 2025

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of BD Savings Plan for Puerto Rico Employees
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of BD Savings Plan for Puerto Rico Employees (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2025 and 2024, and the changes in its net assets available for benefits for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2025 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee

Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2020.

New York, New York
June 29, 2026

BD Savings Plan for Puerto Rico Employees
Statements of Net Assets Available for Benefits

	December 31,
	2025	2024
Assets
Beneficial interest in BD Defined Contribution Plan Master Trust	$101,405,773	$85,439,992
Notes receivable from participants	2,663,440	2,342,791
Contributions receivable – Company	3,701,413	2,016,066
Pending trade settlements	39,696	56,368
Total assets	$107,810,322	$89,855,217
Liabilities
Pending trade settlements	$43,494	$56,803
Investment management fees payable	7,953	3,000
Total liabilities	51,447	59,803
Net assets available for benefits	$107,758,875	$89,795,414
See accompanying notes.

BD Savings Plan for Puerto Rico Employees
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2025

Additions:
Net appreciation, interest and dividends from beneficial interest in BD Defined Contribution Plan Master Trust	$12,067,648
Interest income on notes receivable from participants	182,790
Participants’ contributions	7,116,482
Rollover contributions	1,037,949
Company contributions	5,408,703
Total Additions	$25,813,572

Deductions:
Benefits paid directly to participants and beneficiaries	$7,847,793
Administrative expenses	2,318
Total Deductions	$7,850,111

Net increase in net assets available for benefits	$17,963,461
Net assets available for benefits at beginning of year	89,795,414
Net assets available for benefits at end of year	$107,758,875
See accompanying notes.

BD Savings Plan for Puerto Rico Employees
Notes to Financial Statements
December 31, 2025
1. Significant Accounting Policies
Basis of Accounting
The accounting records of BD Savings Plan for Puerto Rico Employees (the Plan) are maintained on the accrual basis of accounting.
Cash Equivalents
The Plan considers all highly-liquid investments with a maturity of 90 days or less when purchased to be cash equivalents.
Benefit Payments
Benefit payments are recorded when paid.
Administrative Expenses
Investment management fees, brokerage fees, commissions, stock transfer taxes, and other expenses related to each investment fund are paid out of the respective fund. Other expenses, such as trustee fees, and other administrative expenses are shared by Becton Dickinson Caribe LTD (the Company) and the Plan. Expenses that are paid by the Company are excluded from these financial statements.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2025 and 2024. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan is reduced and a benefit payment is recorded. At December 31, 2025, the interest rates on notes receivable from participants ranged from 3.25% to 9.5% with maturities ranging from 2026 to 2031.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Investments are stated at fair value with the exception of the stable value fund noted below. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.
Participants have the option of investing in a stable value fund which is a separately managed account. The stable value fund purchases synthetic investment contracts (Synthetic GICs). These investment contracts are recorded at contract value (see Note 5). Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year (see Note 3 for description of how income from the BD Defined Contribution Plan Master Trust (the Master Trust) is attributed to the Plan).
2. Description of the Plan
The following description of the Plan only includes general information. Please refer to the plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan sponsored by Becton Dickinson Caribe Ltd. (the Employer or the Company), a subsidiary of Becton, Dickinson and Company (the Parent Company), organized under the laws of Cayman Islands and duly qualified to do business in the Commonwealth of Puerto Rico. It covers all employees of the Puerto Rico Branch of Becton Dickinson Caribe Ltd., the Puerto Rico Branch of Bard Shannon, LTD, and Edwards Lifesciences Technology S.a.r.l, each a subsidiary of the Parent Company. Employees become eligible to participate in the Plan on the first day of the month after they are hired. The Plan contains a cash or deferred arrangement qualifying under sections 1081.01(a) and (d) of the Internal Revenue Code for a New Puerto Rico (PR Code) (see Note 6).
The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is designed to meet ERISA’s reporting and disclosure and fiduciary responsibility requirements, as well as the minimum standards for participation and vesting. The Plan is not, however, subject to ERISA’s minimum funding standards, nor are benefits under the Plan eligible for the termination insurance provided by the Pension Benefit Guaranty Corporation.
Master Trust
As of December 31, 2025 and 2024, the Plan and the BD 401(k) Plan participated in the Master Trust.

Fidelity Management Trust Company is the trustee of the Master Trust (the Trustee) and Fidelity Workplace Services, LLC is the Plan's record-keeper and custodian.
The Administrative Committee consists of certain employees of the Parent Company and administers the Plan. Banco Popular de Puerto Rico serves as the trustee of the Plan, as Puerto Rico requires a local bank to be the Plan’s Trustee.
Contributions
For the years ended December 31, 2025 and 2024, the maximum allowable participant contribution was $15,000 with a catch-up contribution of $1,500 for participants age 50 and older.
Eligible participants may make pre-tax contributions not exceeding 50% of total compensation, and after-tax contribution not exceeding 14% of total compensation. Total contributions cannot exceed 64% of total compensation. For purposes of the Plan, total compensation includes wages, salary, overtime compensation, regular bonus, and commissions, subject to annual limitations of the PR Code.
The Employer shall make a matching contribution up to 4% of compensation.  The Plan allows for an additional non-elective contribution for all employees of the Puerto Rico Branch of Bard Shannon, LTD., all employees of Edwards Lifesciences Technology S.a.r.l., and all employees hired/rehired on or after January 1, 2019 by the Puerto Rico Branch of Becton Dickinson Caribe LTD. The non-elective contribution under the Plan consists of a lump sum payment made to eligible participants’ accounts following the end of each plan year based on eligible compensation, if participant remains actively employed on the last business day of the plan year.
The Employer may also make profit-sharing contributions to the Plan on account of any Plan year in an amount determined by the Employer as of the last day of that Plan year on behalf of each participant who is an eligible employee on the last day of that Plan year and who has made contributions during the Plan year. Employer matching and profit-sharing contributions may not exceed the maximum amount deductible from the Employer’s income for that Plan year under section 1081.01 of the PR Code.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses, when applicable. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investment Options
A participant may direct his or her contributions to the following investment options, in increments of at least 1%, within the Plan:
•Stable Value Investment Option, Synthetic GICs (see Note 5),
•Life Index Retirement Funds Option,
•U.S. Large Cap Stock Investment Option,

•U.S. Mid Cap Stock Investment Option,
•Non-U.S. Markets Stock Investment Option,
•U.S. Small Mid Cap Stock Investment Option,
•U.S. Capital Appreciation Investment Option,
•Mutual Fund Investment Option, and
•Parent Company Common Stock Fund Investment Option.
Any portion of the Plan’s assets, pending permanent investment or distribution, may be held on a short-term basis in cash or cash equivalents. The Vanguard Federal Money-Market account is a holding account and represents funds received awaiting allocation to an investment fund.
Loan Provisions
The Plan provides for loan provisions whereby participants are allowed to take loans on their vested account balances. Loans originating during a year bear fixed rate of interest which is set quarterly. Total loans to a participant cannot exceed the lesser of 50% of the participant’s vested balance or $50,000. Employees are required to make installment payments at each payroll date. In case of termination, if the participant’s account balance is less than $1,000 the outstanding balance of a loan becomes due and payable upon the termination. If the participant elects not to repay the outstanding balance, the loan is canceled and deemed a distribution under the Plan. If the participant’s account balance is $1,000 or greater at the time of termination, the participant may elect to repay the outstanding loan balance or to continue to make monthly manual loan repayments on any outstanding loan balance. If the participant elects not to make monthly manual loan repayments and elects not to repay the outstanding balance, the loan is canceled and deemed a distribution under the Plan.
Vesting
Employees hired/rehired prior to January 1, 2019 by the Puerto Rico Branch of Becton Dickinson Caribe Ltd. are vested immediately in their contributions, employer contributions and actual earnings thereon. Participants are entitled to the entire balance of his/her account upon termination.
Employer matching and non-elective contributions for all employees of the Puerto Rico Branch of Bard Shannon, LTD., Edwards Lifesciences Technology S.a.r.l, and employees hired/rehired on or after January 1, 2019 by the Puerto Rico Branch of Becton Dickinson Caribe Ltd. have a 4 year vesting schedule as follows:

Full Years of Service	Percentage
Less than 2 years	—%
2 years but less than 3 years	50
3 years but less than 4 years	75
4 years or more	100
Participants may become fully vested on the date of termination of employment by reasons of death, retirement or disability, or attainment of age 65. Participants may be partially vested under certain conditions in the event of termination of employment or participation in the Plan for any other reason. Non-vested Company contributions forfeited by participants may be applied to reduce future Company contributions. Participants’ contributions are always 100% vested. Unallocated forfeitures balances as of December 31, 2025 and December 31, 2024 were $179,202 and $108,262, respectively. For the year ended December 31, 2025, an immaterial amount of forfeitures were used to reduce company matching contributions.
Payment of Benefits
All payment of benefits from the Plan are in the form of a single lump sum payment in cash or in employer shares at the option of the participant, except upon death of participant, in which case, payment is made to the beneficiary in a cash lump sum.
Distribution of a participant’s vested account balance is available upon separation of employment. In-service withdrawals are available in certain limited circumstances. Not more than twice in any Plan year, during active employment, the participant may elect, upon one month’s prior written notice to the Plan Administrator, to withdraw all or any portion of the value of the units in his/her account attributable to his/her after-tax contributions and applicable earnings, rollover contributions and applicable earnings, and pre-April 1, 2009 matching contributions and applicable earnings.
If a participant has attained the age of 59½, a withdrawal will be allowed once in a Plan year, upon one month’s prior written notice to the Plan Administrator. The amount of the distribution may include all or any portion of the value of the units in his/her account excluding the employer non-elective contributions and profit-sharing contributions, which may only then be distributed after termination of employment.
Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan document. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and the Puerto Rico Department of the Treasury (PR Treasury) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.
Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
3. Master Trust Information
The Trustee holds all of the investments and is authorized to execute transactions. Financial information relating to the assets held by the Master Trust is included in the accompanying financial statements based on information provided by the Trustee. The Plan holds a divided interest in the assets of the Master Trust. The Plan’s share of net assets in the Master Trust and net appreciation, interest and dividends in the Master Trust, were determined by the trustee of the Plan as of December 31, 2025 and 2024 and for the year ended December 31, 2025 on the basis of the Plan’s specific ownership interest in the Master Trust’s underlying assets, plus the Plan’s cumulative contributions, less the Plan’s cumulative benefit payments and share of administrative expenses.
Investment gains and administrative expenses related to the Master Trust are allocated to the individual plans based upon average monthly balances by each plan.

The following tables present the Master Trust balances and the Plan’s interest in the Master Trust balances as of December 31, 2025 and 2024:

	Master Trust Balances as of December 31, 2025	Plan’s interest in Master Trust Balances as of December 31, 2025
Parent Company common stock	$228,264,940	$6,964,222
Common collective trusts	5,547,791,181	87,253,255
Mutual funds	234,860,058	1,890,058
Cash equivalents	21,041,877	341,146
Total investments at fair value	$6,031,958,056	$96,448,681
Investment contracts at contract value (see Note 5)	386,072,611	4,957,092
Total investments	$6,418,030,667	$101,405,773

	Master Trust Balances as of December 31, 2024	Plan’s interest in Master Trust Balances as of December 31, 2024
Parent Company common stock	$309,098,578	$10,663,075
Common collective trusts	4,863,355,623	68,419,811
Mutual funds	201,558,912	1,402,935
Cash equivalents	14,576,829	261,572
Total investments at fair value	$5,388,589,942	$80,747,393
Investment contracts at contract value (see Note 5)	399,239,232	4,692,599
Total investments	$5,787,829,174	$85,439,992
The following table presents the net appreciation in fair values of investments and investment income of the Master Trust and Plan for the Year Ended December 31, 2025:

	Master Trust Balances	Plan’s interest in Master Trust Balances
Net appreciation	$826,950,750	$11,623,951
Interest, dividends and other income	30,659,229	443,697
Total investment income	$857,609,979	$12,067,648
4. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 – Inputs to the valuation methodology include:
•Quoted prices for similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability; and
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2025 and December 31, 2024:
Common collective trusts: Valued at the net asset value of shares held by the Plan at year end. These investments are determined to have a readily determinable fair value as the net asset value per unit is determined and published daily and is the basis for current transactions. These assets carry no restrictions on redemption.
Cash equivalents: Comprised of investments in an institutional money market fund that permits daily redemption, the fair value of which is based upon the quoted price in active markets.
Mutual funds: Valued at the net asset value of shares held by the Plan at year end, which are actively traded on an open market.
Parent Company common stock: Valued at the closing price reported on the active market in which the security is traded.
The Plan's Investment Committee is responsible for determining valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Master Trust’s investments. In determining the reasonableness of the methodology used, the Investment Committee evaluates a variety of factors, including review of existing contracts, economic conditions, industry and market developments and overall credit ratings.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2025 and December 31, 2024.

	Assets at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total
Common collective trusts	$5,547,791,181	—	—	$5,547,791,181
Cash equivalents	21,041,877	—	—	21,041,877
Mutual funds	234,860,058	—	—	234,860,058
Parent Company common stock	228,264,940	—	—	228,264,940
Total investments at fair value	$6,031,958,056	—	—	$6,031,958,056

	Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Common collective trusts	$4,863,355,623	—	—	$4,863,355,623
Cash equivalents	14,576,829	—	—	14,576,829
Mutual funds	201,558,912	—	—	201,558,912
Parent Company common stock	309,098,578	—	—	309,098,578
Total investments at fair value	$5,388,589,942	—	—	$5,388,589,942
5. Fully Benefit-Responsive Investment Contracts
Investment contracts represent Synthetic GICs. A Synthetic GIC consists of units of various collective trust funds that hold high quality fixed income securities, accompanied by one or more insurance company wrap contracts under which the issuer agrees to purchase fund assets at book value if a sale is needed in order to make benefit payments.
In determining the net assets available for benefits, the Synthetic GICs are recorded at net contract value. Because the Synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the Synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise. Certain events limit the ability of the Master Trust to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestures or spin-offs of a subsidiary) which cause a significant withdrawal from the Master Trust or the Plan or (iv) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
Certain events could allow the issuers of the Synthetic GICs to terminate fully benefit-responsive investment contracts with the Plan and settle for an amount different from contract value. Examples of such events would include (i) the Plan’s loss of tax-exempt status, (ii) a material breach of responsibility by the Plan which cannot be corrected, or (iii) adverse changes to provisions of the Plan. The Plan administrator does not believe that the occurrence of any such event, which would cause termination of a contract for an amount different from contract value is probable.
The Synthetic GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date. Each contract is subject to early termination penalties that may be significant.
6. Income Tax Status
The Plan has received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury dated January 27, 2023, stating that the Plan is qualified under Section 1081.01 of the PR Code, and, therefore, the related trust is exempt from taxation. Subsequent to receiving the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the PR Code to maintain its qualification. The Plan administrator has indicated that to the extent the plan is not operated in accordance with the PR Code, it will take the necessary steps, if any, to bring the Plan's operations into compliance with the PR Code.
U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS or the Puerto Rico Department of Treasury. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
7. Related Parties and Party-In-Interest Transactions
As of December 31, 2025, the Plan held 35,885 shares of Parent Company common stock, with a fair value of $6,964,222. As of December 31, 2024, the Plan held 47,001 shares of Parent Company common stock, with a fair value of $10,663,075. During the year, the Plan purchased and sold 882 shares for $170,724 and 11,998 shares for $2,343,641, respectively, of Parent Company common stock and received $160,347 in dividends on the shares of common stock.
Party-in-interest transactions also include the Master Trust’s investments in certain common collective trusts and mutual funds that are managed by the investment managers of the Plan. Among which, Northern Trust funds held by the Master Trust are managed by Northern Trust, whereas Black Rock funds are managed by Black Rock, Inc., Fidelity funds are managed by Fidelity, Vanguard funds are managed by The Vanguard Group, and State Street funds are managed by State Street Global Advisors. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.
8. Risks and Uncertainties
The Master Trust and the Plan invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Subsequent Events

On February 9, 2026, the Parent Company completed the spin-off to BD shareholders of its former Biosciences and Diagnostic Solutions business and the combination of the business with Waters Corporation (“Waters”) in a Reverse Morris Trust transaction (the “Transaction”). Consistent with other BD shareholders, the Master Trust received 0.135 shares of Waters for every share of Parent Company stock owned as of February 5, 2026, the record date for the Transaction.

In preparation of the Transaction, effective February 8, 2026, sponsorship of the Plan was transferred from the Company to BD Puerto Rico LLC (“BD Puerto Rico”). Employees of the Company who were expected to continue employment with a Parent Company subsidiary were transferred to BD Puerto Rico prior to the closing of the Transaction. As a result of the Transaction, the Company transferred to Waters.

Pursuant to the terms of the Transaction, Company employees that were participating in the Plan as of February 9, 2026 will continue to participate in the Plan through the earlier of December 31, 2026 or the date they cease to meet the Plan’s eligibility requirements.

SUPPLEMENTAL SCHEDULE

BD Savings Plan for Puerto Rico Employees
EIN #66-0560107 – Plan # 001
Schedule of Assets 4(i)-(Held at End of Year)
December 31, 2025

Identity of Issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Current Value
Notes receivable from participants*	Interest rates ranging from 3.25% to 9.5%; maturities ranging from 2026-2031	$2,663,440
* Represents a party-in-interest to the plan

BD Savings Plan for Puerto Rico Employees

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee of Becton, Dickinson and Company, the Plan Administrator of the BD Savings Plan for Puerto Rico Employees, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BD Savings Plan for Puerto Rico Employees

June 29, 2026	/s/ Kristi Payne
Kristi Payne, Member, Plan Administrative Committee

Exhibits

Exhibit No.	Document
23	Consent of Independent Registered Public Accounting Firm